FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 8, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ......................

SIGNATURE
List of exhibits

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: March 8, 2004	By
Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated March 8, 2004

1.	Amersham plc – Acquisition of Amersham plc – Free Dealing Facility

Exhibit 1

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

8 March 2004

ACQUISITION OF AMERSHAM PLC

FREE DEALING FACILITY

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

Amersham announces that GE has obtained the regulatory clearances it requires to provide a free dealing facility to certain registered holders of 5,000 or fewer Amersham Shares (1,000 or fewer Amersham ADSs) both as at 27 February 2004 and at the Scheme Record Time in the UK, US, Norway and certain other jurisdictions.

The Dealing Facility will enable such holders of Amersham Securities to sell the New GE Shares to which they become entitled under the Acquisition shortly after it becomes effective, without incurring dealing charges. Participation in the Dealing Facility is completely voluntary. Eligible Holders are under no obligation to sell any of the New GE Shares to which they become entitled and, if they choose to sell such New GE Shares, are under no obligation to do so through the Dealing Facility. Full details of the dealing facility are being sent to relevant holders of Amersham Securities today.

Completion of the Acquisition remains subject to the satisfaction or, if permitted, waiver of the conditions to the Acquisition as set out in the Scheme Document, including, inter alia, the approval of Amersham Shareholders and the sanction of the Scheme by the High Court.

Terms used in this announcement shall have the same meanings as set out in the Scheme Document dated 17 February 2004.

Enquiries:

Amersham

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Lucy Morrison (US Investor Relations)	+1 732 457 8092

J.P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

J.P. Morgan plc is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.